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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                 (Rule 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
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                          GLOBALNET FINANCIAL.COM, INC.
                       (Name of Subject Company (Issuer))

                               NEWMEDIA SPARK PLC
                           GLOBALNET ACQUISITIONS INC.
                      (Names of Filing Persons (Offerors))

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                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
                          (including associated rights)
                         (Title of Class of Securities)
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                      (CUSIP Number of Class of Securities)
                                  COMMON STOCK
                                     37937R

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                                 Joel D. Plasco
                             c/o NewMedia SPARK PLC
                              33 Glasshouse Street
                                 London W1B 5DG
                           Telephone: +44.207.851.7777
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                                    Copy to:
                                David E. Schulman
                                     Dechert
                                2 Serjeants' Inn
                                London. EC4Y 1LT
                           Telephone: +44.207.538.5353


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer  tender  offer  subject  to  Rule  13e-4.
     [ ] going-private  transaction  subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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The following  press release was  disseminated  on July 18, 2001 with respect to the proposed acquisition by NewMedia SPARK PLC (LSE: NMS) of GlobalNet Financial.com, Inc., (Nasdaq: GLBN / LSE : GLFA).


GlobalNetFinancial and NewMedia SPARK plc
Announce Amendment To Merger Agreement Resulting in Cash Tender Offer

SANTA MONICA, Calif. and LONDON, July 18 /PRNewswire/ -- GlobalNetFinancial.com, Inc., (Nasdaq: GLBN; LSE: GLFA) ("GlobalNetFinancial") and NewMedia SPARK plc
(LSE:   NMS)   ("SPARK")   today   announced   that  they  had  amended  their
previously-announced merger agreement to enable SPARK to acquire all of the outstanding shares of GlobalNetFinancial pursuant to a cash tender offer at $0.36 per share for each share of Common Stock and $0.036 per share for each share of Class A Common Stock of GlobalNetFinancial.

The merger agreement was amended to provide for the cash tender offer so that SPARK could expedite and simplify completion of the acquisition of GlobalNetFinancial. The Boards of both companies approved this amended transaction unanimously. The GlobalNet Board received a favourable fairness opinion from Houlihan Lokey Howard & Zukin. Following completion of the cash tender offer and necessary approvals, SPARK would consummate a merger in which all of the remaining GlobalNetFinancial shareholders will receive the same price paid in the tender offer in cash. The transaction is subject to regulatory approvals and to other customary conditions.

GlobalNetFinancial and SPARK had previously announced the execution of a merger agreement pursuant to which holders of GlobalNetFinancial Common Stock would receive 1.88 ordinary shares of SPARK and holders of GlobalNetFinancial Class A Common Stock would receive .188 ordinary shares of SPARK.

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of GlobalNetFinancial. At the time the tender offer is commenced, SPARK will file a Tender Offer Statement and GlobalNetFinancial will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of GlobalNetFinancial, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

This release contains forward-looking statements, which are made pursuant to the safe-harbor provisions of the private securities litigation reform act of 1995. Expressions of future goals and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements involve a number of risks and uncertainties, some of which are out of the control of GlobalNetFinancial and SPARK. Accordingly, actual results could

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differ  materially  from those  discussed  in this  release.  A wide  variety of factors could cause or contribute to such differences and could adversely impact revenues, profitability, cash flows and capital needs. A more complete listing of cautionary statements and risk factors is contained in the company's report filed with the Securities and Exchange Commission. None of the companies undertakes any obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

A circular requesting the approval of SPARK shareholders to this transaction will be despatched in due course.















































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